Code of Ethics and Business Conduct

Amended by the Board of Directors on August 11, 2010

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Labopharm Inc.

Code of Ethics and Business Conduct

The commitment to excellence is fundamental to the philosophy of Labopharm Inc. and its subsidiaries (the “Company”).  In pursuit of that commitment, we strive to achieve the highest business and personal ethical standards as well as compliance with the laws that apply to our business.

This Code of Ethics and Business Conduct (the “Code”) is intended to provide you with a clear understanding of the principles of business conduct and ethics that are expected of you in your daily work and to promote:  (1) honest and ethical conduct by the directors, officers, and employees of the Company, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, Canadian and United States governmental and regulatory bodies, including the Canadian Securities Administrators, the Ontario Securities Commission, the Autorité des Marchés Financiers and the United States Securities and Exchange Commission, and in other public communications made by the Company; (3) compliance with applicable governmental laws, rules, and regulations; (4) the prompt internal reporting of any violations of this Code; and (5) accountability for adherence to the Code.

The principles outlined in the Code apply to the Company’s officers, directors, any other person acting under the direction of any such person or any agent thereof (collectively referred to in this Code as “employees”).  You will be asked to periodically acknowledge review of and compliance with the Code as a condition of your relationship with the Company.  No employee has the authority to order, direct, request or even influence another employee to violate the Code or the law.  Therefore, no employee will be excused for violating the Code or the law at the request or direction of another employee.  Any attempt by an employee to have another employee violate the Code or the law, whether successful or not, is itself a violation of the Code and may be a violation of the law.

Most of the principles outlined in the Code will be familiar, for they reflect the fundamental values of fairness and integrity that are part of our daily lives.  Note that the Code is not a comprehensive rulebook for it is not intended to cover every applicable law or Company policy or to provide answers to all questions that might arise.  Instead, we must ultimately rely on your good sense of what is right, including a sense of when it is proper to seek guidance from others on the appropriate course of conduct.  If you are confronted with situations not covered by the Code, or you have questions regarding the matters addressed in the Code, you are urged to consult with your leader, Human Resources or the General Counsel, as appropriate.  Please note that the information provided in this Code does not amend or supercede the explicit terms of any more restrictive Company policy.

1.             Fair Dealing

The Company does not seek to gain any advantage through the improper use of favors or other inducements.  You must exercise good judgment to avoid misinterpretation and adverse effect on the reputation of the Company or its employees.  Offering, giving, soliciting or receiving any form of bribe or kickback is strictly prohibited.

1.1          Conflicts of Interest.  A conflict of interest occurs if you allow the possibility of personal gain to influence, or appear to influence, your judgment in the conduct of the Company’s business.  Business decisions and actions must be based on the best interests of the Company and cannot be motivated by personal gain. You should not knowingly place yourself in a position that has the appearance of being, or could be construed to be, in conflict with the interests of the Company.  Following are guidelines on certain conflict of interest situations:

1.1.1        Providing Gifts and Entertainment.  Cash or cash-equivalent gifts may not be provided by an employee directly or indirectly to any person or enterprise.  Non-cash gifts and entertainment, which support a valid business purpose, may be provided if they are (a) consistent with customary business practice, (b) not of significant value, (c) not in violation of applicable law, and (d) not embarrassing to the Company or the recipient if publicly disclosed.

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1.1.2        Receiving Gifts or Entertainment.  Cash or cash-equivalent gifts may not be accepted by an employee, or employee’s family member, at any time.  Non-cash gifts received (other than normal promotional items bearing the giver’s corporate name) must be turned over to the Company for appropriate action or for donation by the Company to an appropriate charity.  Normal business entertainment, such as lunch, dinner, social invitations and the like, is appropriate if reasonable and customary in nature and not of significant value, provided the purpose of such meeting or event is to hold bona fide business discussions or to foster better business relations.

1.1.3        Interests in Other Businesses.  You should avoid any situation in which you or a family member might profit personally, or give the appearance of profiting personally, from the Company’s relationship with its customers or suppliers.  This includes situations where you or a family member have a financial interest in any enterprise which does, or seeks to do, business with the Company.  Insignificant holdings of publicly traded companies do not constitute a conflict of interest.  In certain circumstances, the Board of Directors may be required to review and approve related party transactions.

1.1.4        Outside Activities.  You should not engage in “free-lance”, “moonlighting” or other activities that interfere with the time or attention you devote to your job duties, adversely affect the quality of your work, compete with the Company’s activities, imply sponsorship or support by the Company, or adversely affect the good name of the Company.  Employees who free-lance or moonlight may not use Company time, facilities, resources or supplies for such work.

1.2          Unfair Practices in International Business.   Employees of the Company should respect the laws, customs and traditions of each country in which they operate, but should also, at the same time, engage in no act or course of conduct which, even if legal, customary and accepted in any such country, could be deemed to be in violation of the accepted business ethics of the Company or the laws of Canada.  Under the Canadian Corruption of Foreign Public Officials Act (the “Corporation Act”), it is unlawful for any employee to directly, or indirectly through an agent or middleman, give anything of value to foreign government officials, foreign political parties or officials or foreign candidates for public office for the purpose of obtaining or retaining business for the Company.  All of the Company’s subsidiaries and employees, whether or not located in Canada, are subject to the Corruption Act.  You should contact the General Counsel if you have any questions regarding a specific situation.

1.3          Relations with Vendors.   Employees of the Company are expected to maintain an acceptable relationship with all vendors as it pertains to business conduct between the Company and the vendor.  You must treat all vendors with respect, fairness, and honesty, and may not take undue advantage of a vendor by utilizing the Company’s overall influence.  You must avoid self-authorized Company relationships with vendors who are relatives, close friends and/or one with whom a prior close relationship exists.  Former employees are not allowed to sell finished goods, component parts, supplies or other material to the Company for a period of five (5) years unless the Chief Executive Officer agrees to such activity in writing.

2.             Compliance with Laws

The Company will respect all laws and regulations that apply to our business.  To protect yourself and the Company, you need to do the same.  Unlawful conduct is strictly prohibited and no employee will be permitted to achieve results on behalf of the Company at the cost of violations of the law through unscrupulous dealings.  You may not use a consultant or contractor to do something prohibited by law or the Company’s policy.  Below are references to several important laws that you should know about.  This list is not exhaustive and if you have any questions about the application of the law anywhere in the world, you should consult with the General Counsel.

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2.1          Securities Laws and Insider Trading.  The Company is generally required by law to make prompt public disclosure of material information regarding the Company.  This is information that if publicly known would likely affect investor decisions or the market price of our stock.  There may be occasions when you become aware of material information that has not yet been released to the public.  In that case, until the information is publicly disclosed, you must hold the information in strict confidence and you are forbidden by law from buying or selling Company stock, or the stock of others, based on the information. Material information is generally publicly disclosed by the Company in press releases or filings with governmental or regulatory bodies.  As disclosed in our Trading Policy, you are prohibited from trading in the Company’s securities during certain specified periods.  You are responsible for being familiar with and complying with this policy.

2.2          Violation of Securities Laws.  Any attorney employed by the Company shall report evidence of a material violation of the securities laws or breach of fiduciary duty by the Company or any of its employees or agents to the General Counsel or to the Chief Executive Officer.

2.3          Antitrust Laws.  Canada, the United States and many other foreign governments have antitrust or “competition” laws.  The purpose of these laws is to ensure that markets for goods and services operate competitively and efficiently.  The Company supports free and open competition and compliance with the applicable antitrust laws intended to promote competition.  It is beyond the scope of this Code to describe the antitrust laws in detail.  They prohibit, for example, agreeing with competitors to fix prices, limit production, or divide markets, customers or territories.  They also prohibit making agreements with customers on their resale prices of Company products.  Because this area is so complex, if you are ever in doubt about whether a transaction may violate antitrust laws, please consult the General Counsel.

2.4          Sanctions, Boycotts and Trade Embargoes.  The Canadian government uses economic sanctions, boycotts and trade embargoes to further various foreign policy and national security objectives.  Whether or not you are located in Canada you must abide by all economic sanctions or trade embargoes that Canada has adopted.  Inquiries regarding compliance with applicable sanctions, boycotts and trade embargoes should be directed to the General Counsel.

2.5          Sexual Harassment.  The Company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity.  In keeping with this commitment, the Company will not tolerate any acts of sexual or moral harassment.

2.6          Equal Employment Opportunity.  The Company is committed to making employment-related decisions, and administering its personnel policies, without regard to race, color, religion, sex, sexual orientation, age, national origin, or physical or mental disability.  The Company encourages employees to bring any problem, violation or concern regarding equal employment opportunity to the Human Resources Department.

2.7          Drug Free Workplace.  To ensure safety and to uphold applicable laws, the Company prohibits the unlawful manufacture, distribution, possession use or sale of a controlled substance or alcohol at any Company facility.

2.8          Health, Safety and Environmental Laws.  Health, safety and environmental responsibility are fundamental to the Company’s values.  The Company is committed to maintaining a healthy and safe work environment and to conducting its business in an environmentally responsible manner in compliance with all applicable laws.  If you ever notice any potential health, safety or environmental hazards or opportunities to improve the Company’s practices, please notify your manager at once.

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3.             Protection and Use of Company Assets

Proper protection and use of Company assets is a fundamental responsibility of each employee.  You must comply with appropriate policies and practices to safeguard assets against unauthorized use or removal, as well as against loss or injury to the Company by criminal act, breach of trust or other action.

3.1          Company Property and Facilities.  You are responsible for the proper use and care of Company property that you use or over which you have control, including buildings, equipment, tools, supplies, materials, hardware and software, and the reputation of the Company.  Company property should not be used for personal benefit, sold, loaned, or otherwise disposed of without proper authorization.  Expenditure of Company funds should at all times be prudent, reasonable, necessary to the business of the Company and in accordance with applicable laws and Company policies.

3.2          Corporate Opportunities.  You owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  You are prohibited from (i) taking for yourself personally corporate opportunities that are discovered through the use of Company property; (ii) using corporate property, information, or position for personal gain; and (iii) competing with the Company.  Non-employee directors who seek to conduct outside business activities involving an entity that has a business relationship with the Company, or that now is or in the reasonably foreseeable future could become a competitor of the Company, must obtain approval of the Corporate Governance and Nominating Committee before conducting such activities.

3.3          Confidential Information.  The Company’s continued success depends on developing knowledge and using that knowledge to improve our business.  This knowledge, sometimes known as trade secrets or confidential information, must be protected.  Examples include research and development plans, manufacturing methods, financial data, supplier and customer information, and any other sensitive or proprietary information. You have an obligation to safeguard confidential information by:

-       Keeping it secure.

-       Discussing it only with other Company employees who have a need to know in order to do their job.

-       Not discussing it in public.

-      Only disclosing it outside of the Company if you have the required permission to do so and the party receiving the information has signed a confidentiality agreement.

-       Consulting with the General Counsel if you know of any developments that may be eligible for protection by patent or trademark.

When your employment ends, your obligation to protect the Company’s confidential information continues, you may not use confidential information in any other endeavor and all property and confidential information held by you must be returned.

3.4          Assets of Other Companies.  You must never use any illegal or unethical methods to gather information about other companies.  Respect the proprietary rights of others, including patents, copyrights and trademarks.  Stealing or possessing confidential information or trade secret information that was obtained without the owner’s consent, or persuading past or present employees of other companies to disclose confidential information or trade secrets is prohibited.  If information is obtained by mistake, or if you have any questions about the legality of how you are gathering information, please consult the General Counsel.

3.5          Accurate Business Records and Reporting.  The Company requires truthful and accurate recording and reporting of information in order to make sound business decisions as well as to satisfy our reporting obligations under the law.  Under the law, the Company is required to keep books and records that fully, fairly, accurately and timely reflect all transactions and other events

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that are the subject of specific regulatory record keeping requirements, including generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements.  All Company financial records must accurately and clearly represent the relevant facts and the true nature of transactions.  Under no circumstances may there be any unrecorded liability, funds or accounts of the Company, or any improper or inaccurate entry knowingly made on the books and records of the Company.  No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payment.  Intentional accounting misclassifications (for example, expense versus capital) and improper acceleration or deferral of expenses or revenues are prohibited.

The Company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and are in compliance with regulatory requirements.  The system of internal controls within the Company includes written policies and procedures, budgetary controls, supervisory review and monitoring and other checks and balances.  You are expected to be familiar with, and adhere strictly to, those control principles that apply to your job.

Responsibility for compliance with these principles rests with all employees, and not solely with the Company’s accounting and finance personnel.  Because the integrity of the Company’s external reports to shareholders and applicable governmental and regulatory bodies depends on the integrity of the Company’s internal reports and record keeping, you must adhere to the highest standards of care with respect to internal records and reporting.  The Company is committed to full, fair, accurate, timely and understandable disclosure in the periodic and other reports required to be filed by it with applicable governmental and regulatory bodies, and it expects you to work diligently toward that goal.

Any employee who believes the Company’s books and records are not in compliance with these requirements may report the matter to the General Counsel or to a member of the Audit Committee of the Board of Directors of the Company.  In addition, the Audit Committee of the Board of Directors has established procedures for employees to report, on an anonymous basis, any concerns regarding questionable accounting practices or auditing matters.  These procedures may be amended or supplemented from time-to-time in order to comply with applicable listing requirements of the Toronto Stock Exchange, the Nasdaq Stock Market, or any other exchange where the Company’s stock is traded.

3.6          Document Retention.  Because the space available for storage of paper and electronic documents is limited and expensive, the periodic disposal of documents may become necessary.  However, there are legal requirements that certain records be retained for specific periods of time.  Before disposing of documents, you must make sure that you are in compliance with the applicable Company records retention policies or practices.  If you are unsure of your document retention obligations, please consult with your leader or the General Counsel.

                In addition, any documents relevant to a threatened or actual lawsuit, investigation or charge may not be discarded, concealed, falsified, altered, or otherwise made unavailable once you become aware of the existence of the actual or threatened lawsuit, investigation or charge.  Questions regarding your obligations should be directed to the General Counsel.

3.7          Electronic Communications.   You are responsible for using the Company’s electronic information and communications systems, including facsimile, voice mail, electronic mail, internet, laptop and personal computer systems (“Systems”), properly and in accordance with Company policy.  Generally speaking, you should be aware of the following:

-      The Systems, and all communications, memoranda, files or other data created, uploaded, downloaded, sent, accessed, received or stored on any System (“Messages”), are Company property and cannot be installed without the prior authorization of the Information Technology department.

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-       Except for minimal incidental and occasional personal use, the Systems are for Company business use.  Pornography and computer games are prohibited.

-      You should not have an expectation of privacy in any Messages you create, upload, download, send, receive or store as they may be monitored by the Company at any time.

-       Messages should not contain content that may be considered offensive, disruptive, defamatory or derogatory.

-       “Hacking” into Company Systems to which you do not have access or into computer systems of third parties is prohibited.

3.8          Litigation and Claims.  The Company, like all large businesses, is sometimes involved in disputes that may result in claims or litigation.  If you ever receive a legal document related to the Company, such as a summons, complaint, subpoena or discovery request, whether from a governmental agency or otherwise, you must immediately contact the General Counsel to ensure an appropriate and timely response.  Do not respond to any request, answer any questions or produce any documents without first discussing with the General Counsel.  Also, it is not appropriate to attempt to list legal matters or pending litigation in vendor or supplier qualification forms, RFPs or RFQs, or in any questionnaires. Under no circumstance should you ever threaten or initiate legal action on behalf of the Company.

3.9          Political Process.  The Company encourages employees to participate in the political process.  However, because the political process is highly regulated, you should be aware of the following limitations:

-       The Company is generally prohibited from making donations of funds, property or services to candidates for public office.

-      Any political activities or donations must be on your own time and at your own expense and you may not utilize company resources or Systems for political purposes.

-      If you are involved in politics, please be sure you express your views as an individual, and not as a representative of the Company.

4.             Dealings with Government Agencies, Healthcare Organizations and Customers

4.1          Product Quality.  The Company is committed to making safe pharmaceutical products for its marketing and distribution partners, customers and patients.  Quality product and system controls are designed and implemented to ensure compliance with internally established standards and applicable laws. The Company expects that each employee will contribute to these standards by providing high quality work, being familiar with applicable laws and regulations that are pertinent to their areas of responsibility and participating in training programs provided by the Company. Employees are also encouraged to exert diligence in identifying and preventing practices that in their judgment could reasonably be expected to impair product quality, safety or compliance with law.

4.2          Dealings with Government Agencies.  The Company does not give, offer or participate in activities where unethical or illegal rebates, payments, kickbacks, or other similar improper favors are made or given. The Company’s policy is to comply with all applicable laws and regulations prohibiting improper payments to both governmental officials and public entities as well as to individuals or entities acting in the private (non-governmental) sector including healthcare providers and healthcare organizations.  Prohibited improper payments can involve money but also can involve gifts, entertainment, meals, products, services, travel, hospitality, discounts or anything else of value.  The boundary line between ethical and unethical conduct is not always well defined, particularly in international activities where differing local laws, customs, and practices come into play.  Therefore, employees are urged to act carefully and diligently in their dealings with third parties and pay particular attention not to attempt to improperly influence decisions about the Company’s products.

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4.3          Healthcare Fraud and Abuse.  The offering and payment of remuneration or anything of value as an incentive or reward for prescribing, purchasing or recommending of a pharmaceutical product that is reimbursed under a governmental sponsored health care reimbursement program, is generally prohibited by law. The Company’s policy, whether it is directly involved in the marketing and distribution of its products or acting on behalf of its marketing and distribution partners, is to comply with all laws and regulations governing sales and marketing practices and to operate according to the highest ethical standards. In particular, the Company and its employees must avoid any practice that may create a conflict of interest between those who purchase, prescribe or recommend the Company’s products and the best interest of the patients who use the Company’s products.

4.4          False Statements.  Pursuant to various local laws around the world, it is a crime, subject to fine or imprisonment, to make a false statement to a government agency.  Further, it is illegal to knowingly make or use a false record or statement to get a false or fraudulent claim paid or approved by the government. Whether acting on behalf of the Company or its marketing and distribution partners, employees of the Company are expected to make all required disclosures to government agencies and to ensure that such information is accurate and complete.

5.             Administration of the Code

5.1          Reporting Violations Under the Code.  If you have any information or knowledge regarding any actual or suspected violation of the Code, you are required to contact your leader, the General Counsel or you may access the Company’s Ethics Hotline (Mr. Jacques Roy at (514) 694-0762).  You may also contact your Human Resources representative or the Compliance Officer for assistance in accessing the Company’s Ethics Hotline.  Reports may be made on an anonymous basis.

5.2         Reporting Concerns Regarding Accounting or Auditing Practices.  If you have any information or knowledge regarding questionable accounting practices or auditing matters, you may notify the Audit Committee of the Board of Directors, on an anonymous basis, through the Company’s Ethics Hotline.  You may access the Company’s Ethics Hotline by following the instructions posted on the Company’s Intranet and on bulletin boards in your facility.

5.3         Retaliation Prohibited.  The Company prohibits any form of retaliation against an employee for reporting in good faith a suspected violation of the Code or for assisting in a violation investigation.  Every report of a suspected violation will be treated as confidential to the extent practical or allowed by law.  Any employee who is found to have engaged in retaliation against an employee for raising, in good faith, a suspected violation or for participating in the investigation of a suspected violation may be subject to discipline, up to and including termination of employment, without additional warning.  If any employee believes he or she has been subjected to such retaliation, that individual is encouraged to report the situation as soon as possible to the General Counsel.

5.4          Violations of the Code.  Adherence to the Code is responsibility of each employee of the Company and is a condition of continued employment.  A violation of the Code may result in appropriate disciplinary action up to and including termination of employment, without additional warning.  Nothing in the Code prohibits or restricts the Company from taking disciplinary action on any matters relating to employee conduct, whether or not expressly discussed in the Code.  The Code does not create any express or implied contract, including an employment contract, with any employee.

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5.5          Waivers.  Waivers and interpretations of the Code with respect to executive officers and directors of the Company may only be granted by the Board of Directors of the Company, or an authorized committee of the Board.  The Board of Directors will promptly cause the Company to make public disclosure of any waivers of the Code granted to directors or executive officers.  Any such disclosure shall be in a form prescribed by the appropriate governmental or regulatory bodies.

5.6          Amendments.  The Code may be amended only by the Board of Directors of the Company.  The Board of Directors will promptly cause the Company to make public disclosure of any amendments of the Code.  Any such disclosure shall be in a form prescribed by the appropriate governmental or regulatory bodies.

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